SECURITIES AND EXCHANGE COMMISSION

Washington,

D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to

Rule 14a-6(g)

Name of Registrant: Tiptree Inc.

Name of person relying on exemption: Veradace Partners L.P.

Address of person relying on exemption: 3889 Maple Ave, Suite 220, Dallas, Texas, 75219

Written Materials: Press Release, dated December 1, 2025, attached hereto as Exhibit 1

Written material is submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. Veradace Partners L.P. (together with its affiliates, “Veradace”) is not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by Veradace.

PLEASE NOTE: Veradace is not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

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